



04015329

SECURIT. ....IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44998

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/03___ AND ENDING ___12/31/03___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  Columbia Funds Distributor Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
  One Financial Center

FIRM I.D. NO.

(No. and Street)

| Boston | MA | 02111-2621 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Philip J. Iudice   617-434-0484
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
  PricewaterhouseCoopers LLC

(Name – if individual. state last. first. middle name)

| 125 High St. | Boston | MA | 02110 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Philip J. Iudice_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Columbia Funds Distributor Inc._____ , as

of ___December 31_____ , 20__03__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___Treasurer & Chief Financial Officer___
Title

_____
Notary Public *MCE* 7/31/09

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Columbia Funds Distributor, Inc.

(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)
Statement of Financial Condition and
Supplementary Information
December 31, 2003
(With Report of Independent Auditors' Report
and Supplemental Report on Internal Control)

Columbia Funds Distributor, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)
Index
December 31, 2003



PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Columbia Funds Distributor, Inc. (formerly Liberty Funds Distributor, Inc.)
(A Wholly-Owned Subsidiary of Columbia Management Advisors, Inc.)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Columbia Funds Distributor, Inc. (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in notes 6 and 8 to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, this financial statement may not be indicative of the financial position that would have existed if the Company operated as an unaffiliated corporation.

Our audit was conducted for the purpose of forming an opinion on this basic financial statement taken as a whole. The information contained in Schedules I, II and III is presented by management for purposes of additional analysis and is not a required part of this basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of this basic financial statement and, in our opinion, is fairly stated in all material respects in relation to this basic financial statement taken as a whole.

PricewaterhouseCoopers LLP

March 26, 2004

Columbia Funds Distributor, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 23,717,021
Cash segregated under federal regulations	14,604
Receivables	
Fund shares sold from brokers and dealers	48,235,370
Distribution and service fees	12,200,998
Receivable from affiliates	165,834
Deferred distribution costs, net	5,992,653
Deferred tax asset	888,923
Other assets	301,954
Total assets	$ 91,517,357

Liabilities and Stockholder's Equity

Liabilities

Accounts payable to mutual funds for fund shares sold	$ 48,187,536
Service fees payable to brokers and dealers	12,635,409
Accrued taxes payable	550,124
Accounts payable and accrued liabilities	4,067,498
Accounts payable to affiliates	5,821,565
Total liabilities	71,262,132

Commitments and Contingencies

Stockholder's Equity

Common stock, no par, stated value $1; authorized - 200,000 shares; issued and outstanding - 100 shares	100
Additional paid-in capital	18,412,362
Retained earnings	1,842,763
Total stockholder's equity	20,255,225
Total liabilities and stockholder's equity	$ 91,517,357

The accompanying notes are an integral part of this statement of financial condition.

Columbia Funds Distributor, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)
Notes to Statement of Financial Condition
December 31, 2003

1. **Organization and Business**

   Columbia Funds Distributor, Inc. (the "Company"), formerly Liberty Funds Distributor, Inc., is incorporated in The Commonwealth of Massachusetts for the purpose of conducting business as the distributor of open-end load mutual funds managed by affiliates. The Company also acts as the principal underwriter of no-load funds managed by affiliates. On April 1, 2003, Colonial Management Associates, Inc., the former Parent of the Company, merged into Columbia Management Advisors, Inc., formerly known as Columbia Management Company. The Company is a wholly-owned subsidiary of Columbia Management Advisors, Inc. (the "Parent"), an Oregon corporation. The Parent is a subsidiary of Columbia Management Group, Inc. ("CMG"). CMG is an indirect majority-owned subsidiary of Fleet National Bank, N.A. ("Fleet Bank"), which in turn, is a wholly-owned subsidiary of FleetBoston Financial Corporation ("FleetBoston").

   On October 27, 2003, FleetBoston announced a definitive agreement to merge with Bank of America Corporation with Bank of American Corporation the surviving company. The merger, which has received both shareholder and regulatory approvals, is expected to close in the second quarter of 2004.

   The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and applicable state securities statutes and is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

2. **Summary of Significant Accounting Policies**

   Use of Estimates
   The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual amounts could differ from such estimates.

   Deferred Distribution Costs
   Sales commissions paid to third-party brokers on Class C and D fund share sales, which carry a CDSC and a distribution plan fee, are recorded as deferred distribution costs and amortized on a straight-line basis over a one-year period, the period over which the CDSC applies.

   Income Taxes
   The Company is included in the consolidated federal income tax return of FleetBoston and files combined or separate tax returns with various states. Related deferred taxes and current tax receivables and payables are included in the statement of financial condition. Under the terms of the present tax sharing arrangement, the Company computes its separate state income taxes as if it is a separate entity. For federal income taxes, the Company computes income taxes using a statutory tax rate of 35 percent.

Columbia Funds Distributor, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)
Notes to Statement of Financial Condition
December 31, 2003

Deferred income taxes are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred taxes principally arise from temporary differences related to expense recognition.

Cash and Cash Equivalents
Cash and cash equivalents include demand deposits held with an affiliate, Fleet Bank, and an investment of $23,432,911 in a money market mutual fund affiliated with CMG. The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

Cash Segregated Under Federal Regulations
Cash of $14,604 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Fair Value of Financial Instruments
As a registered broker-dealer, the Company records securities owned at market value. The fair value of all other financial assets and liabilities (consisting primarily of a net receivable for fund shares sold) are considered to approximate the reported value due to the short-term nature of the financial instruments.

3. **Deferred Distribution Costs**

Deferred distribution costs consisted of the following at December 31, 2003:

Deferred distribution costs	$ 9,702,009
Accumulated amortization	(3,709,356)
	$ 5,992,653

4. **Income Taxes**

Goodwill and intangibles, recognized by CMG in FleetBoston's November 1, 2001 acquisition of the asset management segment of Liberty Financial Companies, Inc., has been allocated to the Company and the other entities acquired for tax purposes only. Due to differences in the book and tax treatment of amortization for these goodwill and intangible amounts, the Company derives a tax deduction and related benefit from this allocation. While the tax deduction does not give rise to a deferred tax to the Company, the tax benefit has been recognized as a capital contribution from its Parent of $1,558,526.

5. **Employee Benefit Plans**

The Company participates in pension plans and postretirement health and life insurance programs sponsored by FleetBoston. These plans include qualified noncontributory, defined benefit pension plans covering substantially all domestic employees, as well as nonqualified noncontributory defined benefit plans for certain executives. The qualified plans are funded in

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Columbia Funds Distributor, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)
Notes to Statement of Financial Condition
December 31, 2003

compliance with the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code of 1986, as amended. Postretirement health and life insurance benefits are provided for eligible retired domestic employees. The estimated cost of postretirement benefits are accrued over the service lives of eligible employees. All income/expense and assets/liabilities related to pension and postretirement benefits are recorded on the records of the plan sponsor, FleetBoston.

The Company also participates in the FleetBoston contributory thrift plan, which covers substantially all full-time and permanent part-time employees. This plan provides that eligible employees may elect to contribute a percentage of their annual salary to the plan. The Company matches a percentage of each employee's contributions up to 6% of the employee's salary.

6. Related Party Transactions

Under a Distribution Services Agreement, the Company provides distribution and sales-related services to the Parent for which the Parent pays the Company a monthly fee approximating 105% of the Company's net expenses, as defined in the agreement.

The Parent provides to the Company all necessary administrative services, office space, equipment, and clerical, executive, supervisory and certain sales-related personnel at no cost.

The Parent also provides certain services to shareholders of mutual funds managed by the Parent and affiliates on behalf of the Company. The Company pays the Parent for such services an amount equal to the difference between service fees collected from the funds and the amount paid to third-party broker-dealers and to Fleet Securities, Inc. ("FSI"), an affiliate of the Company.

The Company has an arrangement with the Parent, whereby the Parent advances to the Company funds on a daily basis to pay commissions to third-party brokers and dealers for sales of Class B and Class G fund shares of back-end load mutual funds managed by the Parent and affiliates. In consideration for this funding, the Company sells to the Parent the Company's asset derived from the Class B and Class G fund share commissions. As a result, the Parent is entitled to receive from the Company all asset-based distribution plan fees and all contingent deferred sales charges ("CDSC") related to Class B and Class G fund shares received by the Company.

The Company had a Preferred Selling Agreement with an affiliate in which the affiliate provided distribution services to the Company.

Columbia Funds Services, Inc. ("CFI"), formerly Liberty Funds Services, Inc., is an affiliate of the Company and transfer agent for mutual funds managed by the Parent and affiliates, and pays, on the Company's behalf, all commissions and service fees required to be paid by the Company to broker-dealers who sell fund shares. CFI also collects and pays over to the Company CDSC payable upon redemption of fund shares.

Due to related party transactions, the statement of financial condition may not be indicative of the financial position that would have existed if the Company operated as an unaffiliated corporation.

Columbia Funds Distributor, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)
Notes to Statement of Financial Condition
December 31, 2003

7. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1.

As of December 31, 2003, the Company had net capital for this purpose of $4,732,896, which was $3,194,590 in excess of its required net capital of $1,538,306. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2003 was 4.88 to 1.

8. **Commitments and Contingencies**

Customer Trades
In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to off-balance sheet credit risk in the event that a customer is unable to fulfill its contractual obligation. Although the Company's customer accounts are maintained by CFI as agent for the Company, the Company will indemnify CFI for any losses sustained in the execution and settlement of customer transactions in the event that the customer is not able to fulfill its obligations.

Legal and Regulatory Matters
In September 2003, FleetBoston, the Company and its Parent, and certain of their affiliates (collectively, "Columbia") received information requests and subpoenas from various regulatory authorities, including the Securities and Exchange Commission ("SEC") and the New York Attorney General, in connection with their investigations of late trading and market timing in mutual funds. Columbia engaged a law firm to conduct an investigation and respond to the subpoenas and other requests for information. As a result of its investigation, Columbia has not identified any instances where Columbia was involved in late trading of mutual fund shares. Columbia identified a limited number of investors who had informal arrangements for trading Columbia fund shares between 1998 and 2003. A majority of the transactions in connection with these arrangements occurred in one international fund and two domestic funds. The majority of the trading under these arrangements was made by three entities. The majority of the trading ended in 2002 and none of these arrangements exists today. Columbia announced that, to the extent any fund whose shares were involved in those trading activities was harmed, it is committed to reimbursing the fund.

On February 24, 2004, the SEC filed a civil complaint in the United States District Court for the District of Massachusetts against the Company and its Parent alleging that these two entities allowed certain customers to engage in short-term or excessive trading without disclosing this fact in the relevant fund prospectuses. The complaint alleged violations of federal securities laws in relation to trading arrangements with at least nine investors during the period 1998 through 2003, and requests injunctive and monetary relief. A similar action was filed the same day in the New York state court by the New York Attorney General, claiming relief under New York statutes. In their respective complaints, the New York Attorney General and the SEC sought disgorgement of profits, restitution, monetary penalties and permanent injunctions, including, in the case of the SEC, a permanent injunction from serving or acting as investment advisor or principal underwriter of any registered fund.

Columbia Funds Distributor, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)
Notes to Statement of Financial Condition
December 31, 2003

On March 15, 2004, Columbia reached a settlement in principle with the staff of the SEC and with the New York Attorney General (the "Settlement"). In connection with the Settlement, Columbia has agreed to pay $140 million, comprised of $70 million in disgorgement and $70 million in civil penalties, which will be used to reimburse injured Columbia fund shareholders. The Company and its Parent also agreed to the issuance of an order censuring them and requiring them to cease and desist from violations of the antifraud and other provisions of the federal securities laws, as well as directing governance changes designed to foster the independence of the fund boards of trustees and to ensure compliance with securities laws and fiduciary duties. Further, the Company and its Parent will retain an independent consultant to review their compliance policies and procedures and implement any recommended changes or enhancements. The final settlement with the SEC is contingent upon review and approval by the SEC. The settlement in principle with the New York Attorney General provides for Columbia and Bank of America to, among other things, reduce mutual fund fees by a total of $160 million over the next five years.

Columbia anticipates that the $140 million cost, and any related payments, in connection with the Settlement will be borne by FleetBoston and/or the Parent, and the Company will have no direct or indirect liability to FleetBoston or the Parent for these costs. Columbia is not currently aware of any understanding or intention that the Company would be required to make any payment under the Settlement.

Class action complaints have been filed against Columbia, as well as the Columbia funds, on behalf of persons who acquired shares in the Columbia funds in connection with these circumstances, alleging, among other things breach of fiduciary duties and violations of federal securities laws, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940. Additional lawsuits presenting similar or additional allegations and requests for relief arising out of these circumstances could be filed in the future against Columbia.

In view of the inherent difficulty of predicting the outcome of these legal and regulatory matters, the Company cannot state what the eventual outcome of these matters will be; however, management, based on its consultation with counsel, believes that the liabilities and related loss, if any, resulting from the final outcome of these legal and regulatory matters may have a material effect on the financial position, results operations and/or liquidity of the Company.

Columbia Funds Distributor, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2003   **Schedule I**

Net Capital

Total stockholder's equity	$ 20,255,225
Deductions and/or charges	
Cash held with affiliate	284,110
Cash segregated under federal regulations	14,604
Distribution and service fees	5,765,289
Receivable from affiliates	165,834
Deferred distribution costs, net	5,992,653
Deferred tax asset	888,923
Other assets	301,954
Net capital before haircuts on securities positions	6,841,858
Haircuts on securities positions	2,108,962
Net capital	$ 4,732,896

Aggregate Indebtedness

Items included in the statement of financial condition	
Accounts payable to mutual funds for fund shares sold	$ 48,187,536
Service fees payable to brokers and dealers	12,635,409
Accrued taxes payable	550,124
Accounts payable and accrued liabilities	4,067,498
Accounts payable to affiliates	5,821,565
	71,262,132
Adjustment from trade date to settlement date basis of accounting for fund shares sold	(48,187,536)
Total aggregate indebtedness	$ 23,074,596

Columbia Funds Distributor, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Continued)
December 31, 2003   Schedule I

Computation of Basic Net Capital Requirements

Minimum net capital required: 6 2/3% of aggregate indebtedness	$ 1,538,306
Excess net capital	$ 3,194,590
Excess net capital at 1000%	$ 2,425,436
Ratio: aggregate indebtedness to net capital	4.88 to 1

Reconciliation with Company's Computation
(included in Part II of Form X 17A-5 as of December 31, 2003)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 3,294,530
Adjustments impacting net capital:	
Decrease in distribution and service fees	567,700
Decrease in receivable from affiliates	870,666
Total adjustments	1,438,366
Net capital per above	$ 4,732,896

NOTE: Sales of fund shares are accounted for on a settlement date basis for the purpose of computing net capital and total aggregate indebtedness.

Columbia Funds Distributor, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003   **Schedule II**

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities and Exchange Commission.

Columbia Funds Distributor, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, Inc.)
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003   **Schedule III**

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities and Exchange Commission.



PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors
on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder of
Columbia Funds Distributor, Inc.
(formerly Liberty Funds Distributor, Inc.)

In planning and performing our audit of the financial statements and supplemental schedules of
Columbia Funds Distributor, Inc. (the "Company") for the year ended December 31, 2003, we
considered its internal control, including control activities for safeguarding securities, in order to
determine our auditing procedures for the purpose of expressing our opinion on the financial statements
and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have
made a study of the practices and procedures followed by the Company, including tests of compliance
with such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g)
in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net
    capital under rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the
    recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
    and

3. Obtaining and maintaining physical possession or control of all fully paid and excess
    margin securities of customers as required by Rule 15c3-3.

To the Board of Directors and Stockholder of
Columbia Funds Distributor, Inc.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 26, 2004

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